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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549
                            SCHEDULE 13G/A
                        INFORMATION STATEMENT
              UNDER THE SECURITIES EXCHANGE ACT OF 1934

                   (AMENDMENT NO. _____2_____)


NAME OF ISSUER:   Minbanc Capital Corporation


TITLE OF CLASS OF SECURITIES: Common Stock


CUSIP NO.     602522104


Check the following box if a fee is being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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(1)  NAME OF REPORTING PERSON: The Chase Manhattan Corporation

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
                              13-2624428

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) []
                                                       (B) [x]

(3)  SEC USE ONLY

(4)   CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

        NUMBER OF SHARES BENEFICIALLY
        OWNED BY EACH REPORTING PERSON WITH:

          (5)  SOLE VOTING POWER:
                 1,084       Common Shares

          (6)  SHARED VOTING POWER:
                 0           Common Shares

          (7)  SOLE DISPOSITIVE POWER:
                 1,084       Common Shares

          (8)  SHARED DISPOSITIVE POWER:
                 0           Common Shares


(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:
                 1,084       Common Shares


(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES:

               Not Applicable

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

                 12.4%

(12) TYPE OF REPORTING PERSON:       HC

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(1)  NAME OF REPORTING PERSON:  The Chase Manhattan Bank, N.A.
                                 Chemical Bank

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
                               CMB     13-2633612
                               CB      13-4994650

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) []
                                                       (B) [x]

(3)  SEC USE ONLY


(4)   CITIZENSHIP OR PLACE OF ORGANIZATION:   United States

        NUMBER OF SHARES BENEFICIALLY
        OWNED BY EACH REPORTING PERSON WITH:

          (5)  SOLE VOTING POWER:
                1,084 Common Shares

          (6)  SHARED VOTING POWER:
                0     Common Shares

          (7)  SOLE DISPOSITIVE POWER:
                1,084 Common Shares

          (8)  SHARED DISPOSITIVE POWER:
                0     Common Shares


(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:
                1,084 Common Shares


(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES:
               Not Applicable

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

                12.4%

(12) TYPE OF REPORTING PERSON:       BK
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G/A
UNDER THE SECURITIES EXCHANGE 1934


FEE BEING PAID:          NO


ITEM 1 (a)   NAME OF ISSUER:     Minbanc Capital Corporation

ITEM 1 (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                                 1120 Connecticut Avenue, N.W.
                                 Washington, D.C. 20036


ITEM 2 (a)   NAME OF PERSON FILING:
               The Chase Manhattan Corporation ("CMC")
               The Chase Manhattan Bank, N.A. ("CMB")
               Chemical Bank                 ("CB")

ITEM 2 (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                                  270 Park Avenue
                                  New York, N.Y.  10017


ITEM 2 (c)   CITIZENSHIP:     Delaware (CMC)
                              United States (CMB)
                              United States (CB)


ITEM 2 (d)   TITLE OF CLASS OF SECURITIES:
                 Common Stock (the  Shares )


ITEM 2 (e)   CUSIP NO:  602522104


ITEM 3    If this statement is filed pursuant to Rule 13d-
          1(b), or 13d-2(b), check whether the person filing are:

          This statement is not being filed pursuant to rule
          13d-1(b) or 13d-2(b)
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ITEM 4 (a)   AMOUNT BENEFICIALLY OWNED:

          CMB is the beneficial owner of 382 Shares and CB is the beneficial owner of 702 shares.

ITEM 4 (b)   PERCENT OF CLASS:

               By virtue of Chemical Banking Corporation s acquisition of Chase Manhattan Corporation s assets the joint beneficial holding became
               12.4% of the outstanding shares.

ITEM 4 (c)     CMB and CB have the power to vote as indicated
               below. By virtue of its ownership of all the outstanding common stock of CMB and CB, CMC may be deemed to possess the same level of power to vote indicated below.

          (i) SOLE POWER TO VOTE:      1,084   Common Shares

          (ii) SHARED POWER TO VOTE:   0       Common Shares

          (iii) SOLE POWER TO DISPOSE: 1,084   Common Shares

          (iv) SHARED POWER TO DISPOSE:  0     Common Shares


ITEM 5       OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS:
               NOT APPLICABLE


ITEM 6    OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF
          ANOTHER PERSON:
               NOT APPLICABLE
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ITEM 7    IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARIES
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY
          THE PARENT HOLDING COMPANY:

           The Chase Manhattan Bank, N.A.   - BANK
           Chemical Bank                    - BANK

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP:
               NOT APPLICABLE


ITEM 9       NOTICE OF DISSOLUTION OF GROUP:
               NOT APPLICABLE
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ITEM 10      CERTIFICATION:


SIGNATURE:  AFTER REASONABLE INQUIRY AND TO THE BEST OF MY
KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH
IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.





                              The Chase Manhattan Corporation

                              BY: /s/ John B. Wynne
                                      Secretary

                              DATED: April 4, 1996



                              The Chase Manhattan Bank, N.A.

                              BY: /s/ John V. Caulfield
                                      John V. Caulfield
                                        Vice President

                              DATED: April 4, 1996


                              Chemical Bank

                              BY: /s/Allan Nemethy
                                     Trust Officer

                              DATED: April 4, 1996